Material Fact Stock Buyback Program ITAÚ UNIBANCO HOLDING S.A. informs its shareholders that the Board of Directors, meeting on February 4, 2026, has resolved to: (i) terminate early, as of this date, the stock buyback program approved at the Board meeting held on February 5, 2025, which would terminate on February 5, 2026; and (ii) approve the new stock buyback program1, to be effective as of this date through August 4, 2027, authorizing the purchase of up to 200,000,000 preferred shares issued by the Company, with no reduction of capital. The purposes of the new stock buyback program are to: (a) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of compensation models, long-term incentive plans and institutional projects; and (b) cancel the shares issued by the Company; The stock buybacks will be carried out on stock exchanges at market value and intermediated by Itaú Corretora de Valores S.A. São Paulo (SP), February 4, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 According to Article 30, paragraphs 1 and 2, of Law No. 6,404/76 and CVM Resolution No. 77/22.

Material Fact Attachment G to CVM Resolution No. 80/22 Trading of Own Shares 1. Justify in detail the purpose and expected economic effects expected from the transaction: Purpose The purposes of the stock buyback process are to: (i) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of compensation models, long-term incentive plans and institutional projects and (ii) cancel the shares issued by the Company. Economic Effects The purchase of own shares may have the following impacts: • For shareholders: (i) greater return in the form of dividends, since the shares bought back by the Company are withdrawn from the market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the shareholder if these shares are cancelled. • For the Company: (i) optimization in the use of the funds available for investment; and (ii) change in the capital ratio. In the event of the buyback of the total shares within this program, the financial amount spent will have no significant accounting effects on the Company’s results. 2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock. Shares comprising the free float as of December 31, 2025: • 456,130,473 common shares • 5,349,627,055 preferred shares Shares held as treasury stock as of December 31, 2025: • No common shares are held in treasury • 344,662 preferred shares 3. Inform the number of shares that may be bought back or sold. Up to 200,000,000 preferred shares may be purchased, with no reduction of capital, equivalent to approximately 3.74% of the 5,349,627,055 preferred shares comprising the free float as of December 31, 2025.

Material Fact 4. Describe the main characteristics of any derivative instruments that the company may use in the future. The Company will use no derivative instruments. 5. Describe any existing agreements or voting instructions between the company and the counterparty to the transactions. Shares will be purchased through transactions on stock exchanges and there are no voting instructions between the Company and the counterparties to the transaction. 6. In the event that transactions are carried out outside the organized securities markets, please inform: (a) the maximum (minimum) price for which the shares will be bought back (sold); and (b) if applicable, the reasons justifying the transaction at prices of more than ten percent (10%) higher, in the case of a buyback, or more than ten percent (10%) lower, in the case of a sale, at the average price, weighted by volume, in the previous ten (10) trading days. Not applicable, since the buyback of shares issued by the Company will be carried out through transactions on stock exchanges at market value. 7. Inform any impacts that trading will have on the stockholding composition or the management structure of the company. There will be no impact on the Company’s management structure as a result of the buyback of shares issued by the Company nor will there be any impact on the stockholding composition, since the Company has a defined controlling stake. 8. Identify any known counterparties and, in the event the counterparty is a party related to the company, as set out in the accounting rules covering this matter, supply the information required by Article 9 of CVM Resolution No. 81 of March 29, 2022. The buyback of shares issued by the Company will be carried out through transactions on stock exchanges, and counterparties are unknown. 9. Indicate the use of the funds accrued, if applicable. Not applicable, since the transactions will be limited to the buyback rather than the sale of shares. 10. Indicate the final deadline for the settlement of authorized transactions. The final deadline for the settlement of approved transactions is August 4, 2027. 11. Identify any institutions that will act as intermediaries.

Material Fact The buybacks will be intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar (parte), in the city of São Paulo (State of São Paulo). 12. Specify any available funds to be used in accordance with Article 8, § 1, of CVM Resolution No. 77 of March 29, 2022. On December 31, 2025, funds available for the buyback of the shares issued by the Company totaled: BRL 2,873,374,501.30 in Capital Reserves; and BRL 57,106,300,244.18 in Revenue Reserves. 13. Specify the reasons why members of the board of directors feel comfortable that the buyback of shares will have no adverse impact on the ability to comply with any obligations assumed with creditors or the payment of mandatory, whether fixed or minimum, dividends. The Board of Directors understands that the settlement of the buyback of own shares is compatible with the Company’s financial position and foresees no impact on the compliance with the obligations assumed, considering that: The Company manages its liquidity reserves based on estimates of the funds that will be available for investment, taking into consideration the business continuity in normal conditions. Therefore, full payment ability is assured in relation to financial commitments assumed. For further details, please see the Note “Cash Flows” in the Company’s Financial Statements on the Investor Relations website (https://www.itau.com.br/investor-relations).